SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             For November 28th 2008

                         Commission File Number: 1-15154

                                   ALLIANZ SE

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X|        Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|        No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz and Commerzbank agree to accelerate the change in ownership of Dresdner Bank

o    Immediate sale of 100 percent of Dresdner Bank

o    Closing of transaction expected already at the beginning of 2009


The Boards of Management of Allianz SE and Commerzbank AG have reached today an agreement to accelerate the change in ownership of Dresdner Bank AG. Thus, with immediate effect, Commerzbank will be purchasing 100 percent of Dresdner Bank. The original agreement entailed Commerzbank purchasing a 60 percent share in Dresdner Bank at the beginning of 2009, and the remaining 40 percent share during the second half of 2009. According to the new agreement, Commerzbank will also immediately take ownership of the 40 percent share in exchange for 1.4 billion euros in cash. The trust fund set-up for the protection of selected ABS assets until 2018, will be foregone. In exchange, Allianz will receive a compensation payment of 250 million euros in cash. The agreed transfer of cominvest, the Oldenburgische Landesbank (OLB), and other bank participations remain unchanged.

In addition to 100 percent of cominvest and a 15-year exclusive sales partnership, Allianz will receive 3.215 billion euros in cash and 163.5 million Commerzbank shares equal to an 18.4 percent stake in Commerzbank's share capital, in exchange for Dresdner Bank. The closing of the complete sale of Dresdner Bank to Commerzbank is expected at the beginning of 2009.

With this new agreement, Dresdner Bank and Commerzbank should be able to merge approximately six to nine months earlier than originally planned. In that way, a further large German retail bank will be created considerably earlier than scheduled, at the beginning of next year.

"Given the current situation in the financial markets, an accelerated takeover of Dresdner Bank by Commerzbank is advantageous for all parties involved. Instead of two banks working through a long transitional process, employees and customers in particular will benefit from a new Commerzbank which is capable of fast action," explained Michael Diekmann, CEO of Allianz SE. Diekmann added, "By agreeing on a faster change in ownership, Allianz is contributing substantially to the swift development and success of the new Commerzbank."

The decision of the Management Boards is subject to the approval of the Supervisory Boards of both companies, as well as the regulatory and anti-trust authorities.

Munich, 27. November 2008

Cautionary Note Regarding Forward-Looking Statements:

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words `may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz SE's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.


No duty to update
The company assumes no obligation to update any information contained herein.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ALLIANZ SE



                                        By: /s/ Dr. Reinhard Preusche
                                        ----------------------------------------
                                        Dr. Reinhard Preusche
                                        Group Compliance



                                        By: /s/ Michael Sieburg
                                        ----------------------------------------
                                        Michael Sieburg
                                        Group Compliance


Date: November 28th 2008